Exhibit 99.1

News Release

For Immediate Release

West Fraser Increases Quarterly Dividend

VANCOUVER, B.C., June 12, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) has declared a quarterly dividend of US$0.32 per share on the Common shares and Class B Common shares in the capital of the Company, payable on July 12, 2024 to shareholders of record on June 26, 2024. The quarterly dividend has been increased from the prior US$0.30 per share in light of the share count reduction resulting from execution of recent normal course issuer bids.

“We are pleased to increase our dividend this quarter,” said Sean McLaren, West Fraser’s President and CEO. “A sustainable quarterly dividend is a key priority within our capital allocation strategy.”

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Stock Information/Dividends” section.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy from responsibly sourced wood fibre. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit: westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, our ability to execute our capital allocation strategy, including our ability to maintain and sustain our quarterly dividend. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including, changes in the market price of the commodities that we sell and purchase, variations in our operating results, financial condition or dividend policies, ability to return capital to shareholders, including our ability to maintain and sustain the quarterly dividend, general business and economic conditions and the future operation and financial performance of the Company generally. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2023, each dated February 14, 2024, as updated in our quarterly reports from time to time and other documents, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com